Absci Corp 18105 SE Mill Plain Blvd Vancouver, Washington 98683 absci.com +1 (360) 949-1041
May 24, 2023
VIA EDGAR AND FEDERAL EXPRESS

Office of Industrial Applications and Services Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attn: Julie Sherman Brian Cascio
Re: Absci Corp
Form 10-K for the Fiscal Year End December 31, 2022
Filed March 30, 2023
File No. 001-40646

Ladies and Gentlemen:
This letter is submitted by Absci Corporation (the “Company”) in response to a comment contained in the letter dated May 15, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregory Schiffman, Chief Financial Officer of the Company, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”). The Company intends to file an amendment to its Form 10-K (the “Amendment”) with respect to the item contained therein that was the subject of the Staff’s comment. For convenience, the comment is reproduced below in italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 9A. Controls and Procedures, page 116
1.    Please amend your filing to provide management’s conclusion regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by this report in accordance with Item 307 of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will amend and restate Item 9A in its entirety in the Amendment to clearly disclose management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022. At the time of the filing, management had concluded that the disclosure controls and procedures were effective based on an evaluation as of the end of the period covered by the Form 10-K, and, due to a typographical error related solely to an inadvertent deletion of the disclosure of management's explicit conclusion, our disclosure in Item 9A erroneously omitted that conclusion. Notwithstanding this typographical error, management believes this omission does not impact its conclusion on the effectiveness of its disclosure controls and procedures as of December 31, 2022 based on the controls and procedures the

United States Securities and Exchange Commission
May 24, 2023

Company has implemented in connection with the preparation of its periodic filings and which were in place as of the end of the period covered by the Form 10-K.
Please see below excerpt from our proposed Amendment describing management's conclusion on its disclosure controls and procedures as of December 31, 2022:
"Based on its evaluation, management concluded that our disclosure controls and procedures as of December 31, 2022 were effective to accomplish their objectives at the reasonable assurance level."

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United States Securities and Exchange Commission
May 24, 2023

If you require additional information, please telephone the undersigned at (360) 787-3538.

Sincerely,

/s/ Gregory Schiffman
Gregory Schiffman
Chief Financial Officer
Enclosures:

cc:	Sean McClain, Absci Corporation
Sarah Korman, Absci Corporation
Maggie Wong, Goodwin Procter LLP
Kingsley Taft, Goodwin Procter LLP
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